UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 6, 2018

3. Auditor’s Opinion on Consolidated Financial Statements	FY 2017 Unqualified	FY2016 Unqualified

4. Financial Highlights of Consolidated Financial Statements (KRW)
- Total Assets	33,428,668,878,964	31,297,663,334,134
- Total Liabilities	15,399,474,290,683	15,181,233,261,640
- Total Shareholders’ Equity	18,029,194,588,281	16,116,430,072,494
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%) (excluding Non-controlling Shareholders’ Equity)	39,969.4	35,778.6
- Operating Revenue	17,520,013,332,272	17,091,816,225,069
- Operating Profit	1,536,626,458,745	1,535,743,271,024
- Profit before Income Tax	3,403,248,666,768	2,096,139,245,520
- Profit for the Year	2,657,595,182,285	1,660,100,916,192
- Profit for the Year Attributable to Owners of the Parent Company	2,599,829,358,563	1,675,967,051,569

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2017 and 2016 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2018

This report is effective as of February 23, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	33,34	~~W~~	1,457,735	1,505,242
Short-term financial instruments	6,33,34,36		616,780	468,768
Short-term investment securities	9,33,34		144,386	107,364
Accounts receivable - trade, net	7,33,34,35		2,126,007	2,240,926
Short-term loans, net	7,33,34,35		62,830	58,979
Accounts receivable - other, net	7,33,34,35,36		1,260,835	1,121,444
Prepaid expenses			197,046	169,173
Inventories, net	8		272,403	259,846
Advanced payments and other	7,9,33,34,35		63,777	64,886

Total Current Assets			6,201,799	5,996,628

Non-Current Assets:
Long-term financial instruments	6,33,34		1,222	937
Long-term investment securities	9,33,34		887,007	828,521
Investments in associates and joint ventures	11		9,538,438	7,404,323
Property and equipment, net	12,35,36		10,144,882	10,374,212
Goodwill	10,13		1,915,017	1,932,452
Intangible assets, net	14		3,586,965	3,776,354
Long-term loans, net	7,33,34,35		50,874	65,476
Long-term accounts receivable - other	7,33,34,36		287,048	149,669
Long-term prepaid expenses			90,834	88,130
Guarantee deposits	7,33,34,35		292,590	298,964
Long-term derivative financial assets	20,33,34		253,213	214,770
Defined benefit assets	19		45,952	30,247
Deferred tax assets	30		88,132	75,111
Other non-current assets	7,33,34		44,696	61,869

Total Non-Current Assets			27,226,870	25,301,035

Total Assets		~~W~~	33,428,669	31,297,663

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,33,34	~~W~~	130,000	2,614
Current installments of long-term debt, net	15,33,34		1,530,948	888,467
Current installments of long-term payables – other	16,33,34		302,703	301,773
Accounts payable - trade	33,34,35		351,711	402,445
Accounts payable - other	33,34,35		1,867,074	1,767,799
Withholdings	33,34,35		961,501	964,084
Accrued expenses	33,34		1,327,906	1,125,816
Income tax payable	30		219,791	474,931
Unearned revenue			175,732	188,403
Provisions	17		52,057	66,227
Receipts in advance			161,266	174,588
Derivative financial liabilities	20,33,34		28,406	86,950
Other current liabilities			28	2

Total Current Liabilities			7,109,123	6,444,099

Non-Current Liabilities:
Debentures, excluding current installments, net	15,33,34		5,596,570	6,338,930
Long-term borrowings, excluding current installments, net	15,33,34		211,486	139,716
Long-term payables - other	16,33,34		1,346,763	1,624,590
Long-term unearned revenue			7,052	2,389
Defined benefit liabilities	19		61,960	70,739
Long-term derivative financial liabilities	20,33,34		11,064	203
Long-term provisions	17		32,669	31,690
Deferred tax liabilities	30		978,693	479,765
Other non-current liabilities	33,34		44,094	49,112

Total Non-Current Liabilities			8,290,351	8,737,134

Total Liabilities			15,399,474	15,181,233

Shareholders’ Equity
Share capital	1,21		44,639	44,639
Capital surplus and others	21,22,23,24		196,281	199,779
Retained earnings	25		17,835,946	15,953,164
Reserves	26		(234,727)	(226,183)

Equity attributable to owners of the Parent Company			17,842,139	15,971,399
Non-controlling interests			187,056	145,031

Total Shareholders’ Equity			18,029,195	16,116,430

Total Liabilities and Shareholders’ Equity		~~W~~	33,428,669	31,297,663

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2017 and 2016

(In millions of won except for per share data)	Note	2017		2016
Operating revenue:	5, 35
Revenue		~~W~~	17,520,013	17,091,816

Operating expenses:	35
Labor			1,966,156	1,869,763
Commissions			5,486,263	5,376,726
Depreciation and amortization	5		3,097,466	2,941,886
Network interconnection			875,045	954,267
Leased line			342,240	394,412
Advertising			522,753	438,453
Rent			520,244	517,305
Cost of products that have been resold			1,886,524	1,838,368
Others	27		1,286,696	1,224,892

			15,983,387	15,556,072

Operating profit	5		1,536,626	1,535,744

Finance income	5, 29		366,561	575,050
Finance costs	5, 29		(433,616)	(326,830)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5, 11		2,245,732	544,501
Other non-operating income	5, 28		31,818	66,303
Other non-operating expenses	5, 28		(343,872)	(298,629)

Profit before income tax	5		3,403,249	2,096,139

Income tax expense	30		745,654	436,038

Profit for the year			2,657,595	1,660,101

Attributable to :
Owners of the Parent Company		~~W~~	2,599,829	1,675,967
Non-controlling interests			57,766	(15,866)

Earnings per share	31
Basic and diluted earnings per share (in won)		~~W~~	36,582	23,497

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Profit for the year		~~W~~	2,657,595	1,660,101
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		5,921	(7,524)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	26,29		158,440	(223,981)
Net change in other comprehensive income of investments in associates and joint ventures	11,26		(141,008)	(9,939)
Net change in unrealized fair value of derivatives	20,26,29		22,586	(13,218)
Foreign currency translation differences for foreign operations	26		(46,952)	7,331

Other comprehensive loss for the year, net of taxes			(1,013)	(247,331)

Total comprehensive income		~~W~~	2,656,582	1,412,770

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	2,597,160	1,432,982
Non-controlling interests			59,422	(20,212)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(In millions of won)
	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance at January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Annual dividends		—	—	(635,482)	—	(635,482)	(300)	(635,782)
Interim dividends		—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	10,269	42,526	52,795

		—	10,269	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430

Balance at January 1, 2017	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year		—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (loss)		—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

		—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends		—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends		—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Share option		—	414	—	—	414	—	414
Changes in ownership in subsidiaries		—	(3,912)	9	—	(3,903)	(17,116)	(21,019)

		—	(3,498)	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance at December 31, 2017	~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	2,657,595	1,660,101
Adjustments for income and expenses	37		2,096,764	3,039,561
Changes in assets and liabilities related to operating activities	37		(261,468)	13,764

Sub-total			4,492,891	4,713,426
Interest received			66,713	44,602
Dividends received			106,674	98,267
Interest paid			(234,127)	(245,236)
Income tax paid			(576,331)	(367,891)

Net cash provided by operating activities			3,855,820	4,243,168

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	222,322
Collection of short-term loans			216,700	238,980
Decrease in long-term financial instruments			27	28
Proceeds from disposals of long-term investment securities			129,726	555,519
Proceeds from disposals of investments in associates and joint ventures			5,925	66,852
Proceeds from disposals of property and equipment			29,368	22,549
Proceeds from disposals of intangible assets			8,848	16,532
Collection of long-term loans			6,205	1,960
Decrease in deposits			24,550	14,894
Proceeds from disposals of other non-current assets			1,185	728
Proceeds from disposals of subsidiaries			30,132	—
Increase in cash due to merger			4,112	—
Receipt of government grants			—	300

Sub-total			456,778	1,140,664
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(156,012)	—
Increase in short-term investment securities, net			(28,975)	(6,334)
Increase in short-term loans			(205,878)	(239,303)
Increase in long-term loans			(5,869)	(32,287)
Increase in long-term financial instruments			(2,034)	(342)
Acquisitions of long-term investment securities			(19,328)	(30,949)
Acquisitions of investments in associates and joint ventures			(193,100)	(130,388)
Acquisitions of property and equipment			(2,715,859)	(2,490,455)
Acquisitions of intangible assets			(145,740)	(635,387)
Increase in deposits			(26,377)	(12,943)
Increase in other non-current assets			(47)	(763)
Acquisitions of business, net of cash acquired			—	(4,498)
Acquisitions of subsidiaries, net of cash acquired			(26,566)	(19,032)
Liquidation of subsidiary			(1,600)	(191)

Sub-total			(3,527,385)	(3,602,872)

Net cash used in investing activities		~~W~~	(3,070,607)	(2,462,208)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	127,386	—
Proceeds from issuance of debentures			973,291	776,727
Proceeds from long-term borrowings			120,000	49,000
Cash inflows from settlement of derivatives			188	251
Cash inflows from capital increase by subsidiary			40,938	35,646

Sub-total			1,261,803	861,624
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(257,386)
Repayments of long-term accounts payable-other			(305,476)	(122,723)
Repayments of debentures			(842,733)	(770,000)
Repayments of long-term borrowings			(32,701)	(33,387)
Cash outflows from settlement of derivatives			(105,269)	—
Payments of finance lease liabilities			—	(26)
Payments of dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Transactions with non-controlling shareholders			(79,311)	—

Sub-total			(2,088,421)	(1,906,453)

Net cash used in financing activities			(826,618)	(1,044,829)

Net increase (decrease) in cash and cash equivalents			(41,405)	736,131
Cash and cash equivalents at beginning of the year			1,505,242	768,922
Effects of exchange rate changes on cash and cash equivalents			(6,102)	189

Cash and cash equivalents at end of the year		~~W~~	1,457,735	1,505,242

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity

(1) General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2017, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued(%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,392,350	9.16
Institutional investors and other minority stockholders	42,853,358	53.07
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2) List of subsidiaries

The list of subsidiaries as of December 31, 2017 and 2016 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2017	Dec. 31, 2016
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	100.0	85.9
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	100.0	64.5
	SK Broadband Co., Ltd	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.	Korea	Telecommunication service	98.1	98.1
	IRIVER LIMITED (*4, 5)	Korea	Manufacturing digital audio players and other portable media devices.	45.9	48.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	Entrix Co., Ltd. (*6)	Korea	Cloud streaming services	—	100.0
	SK techx Co., Ltd.	Korea	System software development and supply	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2017 and 2016 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2017	Dec. 31, 2016
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K. (*5)	Japan	Digital contents sourcing service	79.5	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping app development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*6)	India	Electronic commerce platform service	—	99.0
	11street (Thailand) Co., Ltd.	Thailand	Electronic commerce	100.0	100.0
	Hello Nature Ltd.	Korea	Retail of agro-fisheries and livestock	100.0	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	S.M. LIFE DESIGN COMPANY JAPAN INC.(*6)	Japan	Selling of goods in Japan	100.0	—
	S.M. Mobile Communications JAPAN Inc.(*6)	Japan	Digital contents service	100.0	—
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.) (*7)	Korea	Guarding of facilities	100.0	100.0
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd (*6)	Korea	Operation of information and communication facility	100.0	—
	SK stoa Co., Ltd. (*6)	Korea	Other telecommunication retail business	100.0	—
Others(*8)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0
	Stonebridge Cinema Fund (*6)	Korea	Capital investing in startups	—	60.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2017 and 2016 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	On September 28, 2017, the board of directors of the Parent Company resolved to acquire the shares of SK Telink Co., Ltd. held by the non-controlling shareholders of SK Telink Co., Ltd. on December 14, 2017 at ~~W~~270,583 per share in cash. The Parent Company paid ~~W~~35,281 million in cash, in aggregate, and wholly owns SK Telink Co., Ltd. as of December 31, 2017.
(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the non-controlling shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. The Parent Company paid ~~W~~41,550 million in cash ,in aggregate, and wholly owns SK Communications Co., Ltd. as of December 31, 2017.
(*4)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.
(*5)	The ownership interest changed due to the non-proportional capital increase during the year ended December 31, 2017.
(*6)	Details of changes in consolidation scope for the year ended December 31, 2017 are presented in Note 1-(4).
(*7)	During the year ended December 31, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.
(*8)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)
	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11
shopkick Management Company, Inc.		338,650	—	338,650	—	(238)
shopkick, Inc.		37,336	32,219	5,117	48,836	(25,249)

(*)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	440,956	122,741	318,215	406,930	61,585
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and five other subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2017 is as follows:

Subsidiary	Reason
S.M. LIFE DESIGN COMPANY JAPAN INC. (Refer to Note10)	Acquired by IRIVER LIMITED

S.M. Mobile Communications JAPAN Inc. (Refer to Note10)	Acquired by IRIVER LIMITED

Home & Service Co., Ltd.	Established by SK Boradband Co., Ltd.

SK stoa Co., Ltd.	Established by SK Boradband Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2017 is as follows:

Subsidiary	Reason
Entrix Co., Ltd.	Merged into SK techx Co., Ltd. during the year ended December 31, 2017.

Planet11 E-commerce Solutions India Pvt. Ltd.	Disposed during the year ended December 31, 2017

Stonebridge Cinema Fund	Liquidated during the year ended December 31, 2017.

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2017 and 2016 are as follows. There were no dividends paid during the years ended December 31, 2017 and 2016 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	~~W~~	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	~~W~~	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)

Net cash provided by (used in) operating activities	~~W~~	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2017 and 2016 are as follows. There were no dividends paid during the years ended December 31, 2017 and 2016 by subsidiaries of which non-controlling interests are significant, Continued.

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	~~W~~	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	~~W~~	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772

Net cash used in operating activities	~~W~~	(4,891)	(4,447)
Net cash provided by (used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase (decrease) in cash and cash equivalents		(1,266)	26,183

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2018, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2018.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 4 for the following areas: consolidation: whether the Group has de facto control over an investee, and classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.	Changes in accounting policies

Except the following amendments to the standards that are effective for annual periods beginning on January 1, 2017, the accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1) K-IFRS No. 1007, Cash Flow Statements

The Group adopted the amendments to K-IFRS No. 1007, which form a part of the IASB’s broader disclosure in the period beginning on January 1, 2017. The amendment requires the Group to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Group disclosed the reconciliation of the opening and closing balances of liabilities arising from financing activities including changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes in Note 37.

2) K-IFRS No. 1012, Income Taxes

The Group adopted the amendments to K-IFRS No. 1012 in the period beginning January 1, 2017. The amendments clarify the necessity to consider whether there are restrictions on tax laws on the sources of taxable profits which may be used for the reversal of deductible temporary difference. In addition, the amendments provide the guidance on how to estimate the probable future taxable profit and specify the circumstances where an asset can be recovered for more than its carrying amount. These amendments have no impact on the Group’s consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments which consist of cellular services, fixed-line telecommunication services, e-commerce services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(ii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of the asset.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(i)	Hedge accounting, Continued

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(10)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(i) Finance leases, Continued

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies, Continued

(ii)	Foreign operations, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures their value indirectly by reference to the fair value of the equity instruments granted. Related expense, with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(23)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(23)	Revenue, Continued

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Commission revenue

In connection with the commission revenue from e-commerce services, the Group has determined that it is acting as an agent due to the followings:

•	The Group does not bear inventory risk or have responsibility for the delivery goods;

•	All of the credit risks are borne by suppliers of goods though the Group collects the proceeds from end customers on behalf of the suppliers; and

•	The Group has no latitude in establishing prices regarding goods sold in e-commerce.

(iv)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

(i)	Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

(ii)	Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing the accompanying consolidate financial statements.

1) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

K-IFRS No. 1109 will be applied retrospectively with exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement changes. The Group will recognize any difference on the measurement of financial assets and liabilities in the opening balance of retained earnings of the year beginning January 1, 2018. In the case of hedge accounting, the prospective application is allowed except for those specified in K-IFRS No. 1109 such as accounting for the time value of options and the forward element of forward contracts which requires retrospective application.

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Group needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Group’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

Based on the circumstances and information available as of December 31 2017, the Group preliminary assessed the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1109. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available in subsequent periods.

i) Classification and measurement of financial assets

Classification of financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows:

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1) K-IFRS No. 1109, Financial Instruments, Continued

i) Classification and measurement of financial assets, Continued

Business model assessment (*1)	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*2)	FVTPL-measured at fair value (*3)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*2)

Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	The business model will be assessed at portfolio level.
(*2)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*3)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option. This election will be made on an investment-by-investment basis.

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2017, the Group’s financial assets consist of ~~W~~6,176,575 million of loans and receivables, ~~W~~934,390 million of available-for-sale financial assets, and ~~W~~328,314 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Group has ~~W~~6,176,575 million of loans and receivables measured at amortized cost.

Based on preliminary assessment, most of the Group’s loans and receivables are held to collect their contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. Though some are held for collecting the asset’s contractual cash flows and sale, management does not expect this to have a significant impact due to the short term nature of the receivables.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Group has ~~W~~19,928 million of debt instruments classified as available-for-sale financial assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1) K-IFRS No. 1109, Financial Instruments, Continued

i) Classification and measurement of financial assets, Continued

Most of the debt instruments held by the Group classified as available-for-sale financial assets are expected to be classified as financial assets measured at FVOCI upon adoption K-IFRS No. 1109 as at January 1, 2018. Therefore, management does not expect there to be a significant impact.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2017, the Group has ~~W~~914,462 million of available-for-sale equity instruments.

As the Group plans to classify the equity instruments with long-term investment purposes to financial assets measured at FVOCI under K-IFRS No. 1109, the Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements except no recycling of amounts from OCI to profit and loss is allowed.

All other financial assets are measured at FVTPL. As of December 31, 2017, the Group has ~~W~~97,003 million of debt instruments classified as financial assets at FVTPL.

Most of the financial assets classified as FVTPL under K-IFRS No. 1039 of the Group are expected to be designated as financial assets measured at FVTPL under K-IFRS No. 1109. Therefore, the Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements upon adoption of K-IFRS No. 1109 as at January 1, 2018.

ii) Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2017, the Group’s total financial liability amounts to ~~W~~12,725,704 million, among which the financial liabilities designated as FVTPL using fair value option amount to ~~W~~60,278 million.

As of December 31, 2017, most of the financial liabilities designated as FVTPL of the Group have short-term maturities with no significant changes in their credit risks. The Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements if K-IFRS No. 1109 were applied at December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1) K-IFRS No. 1109, Financial Instruments, Continued

iii) Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 4 (27) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses. The Group expects to perform the analysis on whether there was a significant increase in credit risk on collective basis instead of on individual instrument basis. In addition, when information that is more forward-looking than past due status is not available without undue cost or effort, the Group expects to use past due information to determine whether there have been significant increases in credit risk since initial recognition.
(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1) K-IFRS No. 1109, Financial Instruments, Continued

iii) Impairment: financial assets and contract assets, Continued

K-IFRS No. 1109 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2017, the Group has ~~W~~6,176,575 million of debt instrument financial assets measured at amortized cost and ~~W~~362,171 million as loss allowances for these assets. The Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements upon adoption of K-IFRS No. 1109 on January 1, 2018.

iv) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Group recognized the total amount of ~~W~~2,026,434 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ~~W~~73,828 million was recognized in OCI for the year ended December 31, 2017.

Upon initial application of K-IFRS No. 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109.

The Group is yet to decide on its accounting policy whether to continuously apply the hedge accounting requirements of K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109 when initially applying K-IFRS No. 1109. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of December 31, 2017 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, the adoption of K-IFRS No. 1109 is not expected to have material impact on the Group’s consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

2) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Group plans to adopt K-IFRS No. 1115 on January 1, 2018. The Group plans to apply K-IFRS No. 1115 by recognizing the cumulative effect of initially applying the K-IFRS No. 1115 as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the year beginning January 1, 2018. The Group elected to apply K-IFRS No. 1115 retrospectively only to contracts that are not completed contracts at the date of initial application (January 1, 2018) using the transition method permitted by K-IFRS No. 1115.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

The Group updated its accounting system and related controls based on the understanding of the revenue stream of the Group with the assistance of external information technology and accounting specialists. The Group is assessing the financial impact of the adoption of K-IFRS No. 1115 on its consolidated financial statements and plans to complete the assessment by March 31, 2018. The results of the assessment will be disclosed in the Group’s condensed consolidated interim financial statements for the three-month period ending March 31, 2018.

Based on the circumstances and information available as of December 31, 2017, the Group preliminarily assessed the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1115. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available to use in subsequent periods.

i) Identification of performance obligations in the contract

A substantial portion of the Group’s revenues are generated from provision of wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

2) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

i) Identification of performance obligations in the contract, Continued

In the case that the Group provides the wireless telecommunications services and a handset to one customer, the Group will allocate considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is sold and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

ii) Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Group should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Group plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

The Group is in the progress of assessing the financial impact of allocating the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price for the case where the Group provides the wireless telecommunications services and handset to one customer. Based on the preliminary assessment, the Group expects that wireless telecommunications service revenue will be decreased, while handset sale revenue will be increased upon adoption of K-IFRS No. 1115.

iii) Incremental costs to acquire a contract

The Group has exclusive contracts with its sales agents to sell the Group’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Group’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS No. 1115, for the Group’s incremental costs to acquire a subscription contract, the Group expects to capitalize such amounts and amortized over the expected subscription period estimated based on historical experience. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

As of December 31, 2017, the Group is assessing the impact of capitalizing the incremental costs associated with obtaining customer contracts. Based on the preliminary assessment, the Group expects commission expenses to decrease, while corresponding assets capitalized (incremental costs of obtaining a contract) and amortization expenses to be recognized and incurred, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

3) K-IFRS No. 1116, Leases

K-IFRS No. 1116, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases - Incentives and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, at the inception date of a contract and the first implementation of the standard, requires the Group to determine whether a contract is, or contains, a lease unless the Group applies the practical expedient for the existing lease contract at the date of adoption of the standard.

When accounting for lease, lessee and lessor should account for each lease component within the contract as a lease separately from non-lease components of the contract.

Lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. However, there are optional exemptions for short-term leases and leases of low value items. As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Lessor accounting remains similar to the current standard K-IFRS No. 1017. For a sale and leaseback arrangement, K-IFRS No. 1116 requires the Group to apply the requirements for determining when a performance obligation is satisfied in K-IFRS No. 1115 to determine whether the transfer of an asset is accounted for as a sale of that asset. However, sale and leaseback arrangements entered into before the adoption of K-IFRS No. 1116 may not be reassessed.

i) Lease accounting for lessees

As a lessee, the Group can either apply the K-IFRS No. 1116 using a full retrospective approach; or modified retrospective approach. The full retrospective approach requires the Group to retrospectively apply the new standard to each prior reporting period presented, while modified retrospective approach requires the lessee to recognize the cumulative effect of initial application at the date of initial application of the new leases standard.

ii) Lease accounting for lessors

In case where the Group is an intermediate lessor, the Group should reassess subleases that were classified as operating leases applying K-IFRS No. 1017 and are ongoing at the date of initial application, whether each sublease should be classified as an operating lease or a finance lease applying K-IFRS No. 1116. For subleases that were classified as operating leases applying K-IFRS No. 1017 but finance leases applying K-IFRS No. 1116, the Group should accounts for such sublease as a new finance lease entered into at the date of initial application of K-IFRS No. 1116.

The Group plans to update its accounting system and related controls and complete the assessment of impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2017 is as follows:

(In millions of won)
	2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,873,543	3,586,887	1,091,903	788,836	20,341,169	(2,821,156)	17,520,013
Inter-segment revenue		1,611,408	862,736	47,732	299,280	2,821,156	(2,821,156)	—
External revenue		13,262,135	2,724,151	1,044,171	489,556	17,520,013	—	17,520,013
Depreciation and amortization		2,390,016	592,877	54,486	60,087	3,097,466	—	3,097,466
Operating profit (loss)		1,714,078	167,515	(267,829)	(77,138)	1,536,626	—	1,536,626
Finance income and costs, net								(67,055)
Gain relating to investments in subsidiaries, associates and joint ventures, net								2,245,732
Other non-operating income and expense, net								(312,054)
Profit before income tax								3,403,249

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Operating Segments, Continued

(2)	Segment information for the year ended December 31, 2016 is as follows:

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,635,720	3,349,905	1,177,323	726,374	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	176,007	291,976	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	1,001,316	434,398	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	68,298	59,414	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(365,194)	(30,648)	1,535,744	—	1,535,744
Finance income and costs, net								248,220
Gain relating to investments in subsidiaries, associates and joint ventures, net								544,501
Other non-operating income and expense, net								(232,326)
Profit before income tax								2,096,139

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2017 and 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2017 and 2016 are summarized as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term financial instruments(*)	~~W~~	89,850	90,278
Long-term financial instruments(*)		1,222	937

	~~W~~	91,072	91,215

(*)	Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2017, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable – other		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Others		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable - other		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable - trade		12,933	(185)	12,748

		690,206	(46,946)	643,260

	~~W~~	4,463,009	(362,171)	4,100,838

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable – other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable - other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable - trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	~~W~~	4,331,892	(369,332)	3,962,560

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	369,332	344,016
Bad debt expense		40,377	78,132
Write-offs		(70,802)	(79,891)
Other		23,264	27,075

Balance at December 31	~~W~~	362,171	369,332

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017			December 31, 2016
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	~~W~~	1,585,714	1,930,261	1,715,966	1,617,349
Overdue but not impaired		29,304	3,113	41,613	5,663
Impaired		763,185	151,432	745,560	205,741

		2,378,203	2,084,806	2,503,139	1,828,753
Allowances for doubtful accounts		(239,448)	(122,723)	(241,828)	(127,504)

	~~W~~	2,138,755	1,962,083	2,261,311	1,701,249

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017			December 31, 2016
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	~~W~~	7,150	2,679	11,543	2,838
1 ~ 3 months		1,663	44	9,144	140
3 ~ 6 months		1,576	124	4,643	1
More than 6 months		18,915	266	16,283	2,684

	~~W~~	29,304	3,113	41,613	5,663

8.	Inventories

Details of inventories as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017				December 31, 2016
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	251,463	(7,488)	243,975	232,871	(6,913)	225,958
Finished goods		1,889	(557)	1,332	1,931	(363)	1,568
Work in process		1,906	(956)	950	2,895	(347)	2,548
Raw materials and supplies		29,395	(3,249)	26,146	31,141	(1,369)	29,772

	~~W~~	284,653	(12,250)	272,403	268,838	(8,992)	259,846

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Beneficiary certificates(*)	~~W~~	144,386	107,364

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2017 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

9.	Investment Securities, Continued

(2)	Details of long-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity securities:
Marketable equity securities(*)	~~W~~	589,202	526,363
Unlisted equity securities etc.		277,877	295,403

		867,079	821,766
Debt securities:
Investment bonds		19,928	6,755

	~~W~~	887,007	828,521

(*)	During the year ended December 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ~~W~~218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ~~W~~314,745 million.

The Group recognized gain on disposal amounting to ~~W~~138,779 million as the Group disposed its entire marketable equity securities of POSCO Co., Ltd. for ~~W~~305,110 million of cash during the year ended December 31, 2016.

In addition, the Group sold 1,357,367 shares of Kakao Corp. in exchange for ~~W~~112,649 million in cash during the year ended December 31, 2017. In connection with the sale of Kakao Corp. shares, the Group recognized loss on disposal of long-term investment securities amounting to ~~W~~35,468 million.

10.	Business Combination

(1)	2017

1)	Acquisition of S.M. LIFE DESIGN COMPANY JAPAN INC. by IRIVER LIMITED

On September 1, 2017, IRIVER LIMITED, a subsidiary of the Parent Company, acquired all of the S.M. LIFE DESIGN COMPANY JAPAN INC.’s shares from S.M. ENTERTAINMENT JAPAN, Inc. in order to enter overseas business and enhance its competitiveness with the consideration of ~~W~~30,000 in cash. The Group recognized the difference between the consideration paid and the fair value of net assets acquired amounting to ~~W~~21,748 million as goodwill. Subsequent to the acquisition, S.M. LIFE DESIGN COMPANY JAPAN INC. recognized revenues and net profit of amounting to ~~W~~6,365 million and ~~W~~1,244 million, respectively, in 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

10.	Business Combination, Continued

(1)	2017, Continued

2)	Merger of SM mobile communications Co., Ltd. by IRIVER LIMITED

On October 1, 2017, IRIVER LIMITED merged SM mobile communications Co., Ltd. in order to enter contents business and enhance competitiveness of its device business. As a result of merger, IRIVER LIMITED obtained controls over S.M. Mobile Communications JAPAN Inc. which was wholly owned by SM mobile communications Co., Ltd. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on October 1, 2017. The Group recognized the difference between the consideration and the fair value of net assets amounting to ~~W~~13,473 million as goodwill. Subsequent to the consummation of the merger, S.M. Mobile Communications JAPAN Inc. recognized no revenue with ~~W~~103 million of net loss in 2017.

3)	Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	S.M. LIFE DESIGN COMPANY JAPAN INC.		S.M. Mobile Communications JAPAN Inc.
Considerations paid:
Cash and cash equivalents	~~W~~	30,000	—
Shares of IRIVER LIMITED		—	24,650
Assets and liabilities acquired:
Cash and cash equivalents	~~W~~	3,434	4,112
Trade and other receivables		1,471	237
Inventories		1,879	—
Property and equipment		4	311
Intangible assets		6,677	7,445
Other assets		—	41
Trade and other payables		(2,563)	(815)
Deferred tax liabilities		(2,324)	—
Other liabilities		(326)	(154)

Net assets	~~W~~	8,252	11,177

(2)	2016

During the year ended December 31, 2016, the Parent Company distributed its entire ownership interests in Neosnetworks Co., Ltd. to SK Telink Co., Ltd., a subsidiary of the Parent Company, as contribution in kind. Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd. As this transaction is a business combination under common control, SK Telink Co., Ltd. recognized the book value of the assets and liabilities of Neosnetworks Co., Ltd. in its financial statements. There’s no effect on the assets and liabilities of the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2017 and 2016 are as follows:

(In millions of won)		December 31, 2017			December 31, 2016
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	27.3	~~W~~	526,099	9.6	~~W~~	46,354
Korea IT Fund(*2)	Korea	63.3		257,003	63.3		263,850
KEB HanaCard Co., Ltd.(*3)	Korea	15.0		280,988	15.0		265,798
NanoEnTek, Inc.	Korea	28.5		38,718	28.5		39,514
SK Industrial Development China Co., Ltd.(*1)	Hong Kong	—		—	21.0		74,717
SK Technology Innovation Company	Cayman Islands	49.0		42,511	49.0		47,488
HappyNarae Co., Ltd. (*4)	Korea	45.0		21,873	42.5		17,236
SK hynix Inc.	Korea	20.1		8,130,000	20.1		6,132,122
SK MENA Investment B.V.	Netherlands	32.1		13,853	32.1		15,451
SKY Property Mgmt. Ltd.(*1)	Virgin Island	—		—	33.0		263,225
S.M. Culture & Contents Co., Ltd. (*5)	Korea	23.4		64,966	—		—
Xian Tianlong Science and Technology Co., Ltd.	China	49.0		25,891	49.0		25,880
Daehan Kanggun BcN Co., Ltd. and others	—	—		96,479	—		115,181

Sub-total				9,498,381			7,306,816

Investments in joint ventures:
Dogus Planet, Inc.(*6)	Turkey	50.0		13,991	50.0		20,081
PT XL Planet Digital(*7)	Indonesia	—		—	50.0		27,512
Finnq Co. Ltd.(*8)	Korea	49.0		16,474	49.0		24,174
Celcom Planet and others	—	—		9,592	—		25,740

Sub-total				40,057			97,507

Total			~~W~~	9,538,438		~~W~~	7,404,323

(*1)	During the year ended December 31, 2017, the Group contributed its shares in SKY Property Mgmt. Ltd. and SK Industrial Development China Co., Ltd., both the equity method investees of the Group, to SK China Company Ltd., and participated in SK China Company Ltd.’s rights issue amounting to USD 100,000,000, which resulted in Group’s acquiring 8,101,884 and 2,107,037 shares of SK China Company Ltd., respectively.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over Korea IT Fund under the contractual agreement with other shareholders.
(*3)	This investment was classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.
(*4)	The Group acquired 40,000 shares of HappyNarae Co., Ltd. at ~~W~~17,212 per share during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2017 and 2016 are as follows, Continued:

(*5)	During the year ended December 31, 2017, the Group subscribed to a third-party allocation of new shares of 22,033,898 by S.M. Culture & Contents Co., Ltd. at ~~W~~65,341 million in cash.
(*6)	The investment is held by SK Planet Co., Ltd.
(*7)	PT XL Planet Digital was disposed during the year ended December 31, 2017.
(*8)	Investment in Finnq Co., Ltd. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholders.

(2)	The market price of investments in listed associates as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	~~W~~	5,950	6,960,445	41,415	5,020	6,960,445	34,941
SK hynix Inc.		76,500	146,100,000	11,176,650	44,700	146,100,000	6,530,670
S.M. Culture & Contents Co., Ltd.		2,700	22,033,898	59,492	—	—	—

(3)	The financial information of significant associates as of and for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	As of December 31, 2017
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd. (*)	Korea IT Fund	SK China Company Ltd. (*)
Current assets	~~W~~	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	As of December 31, 2016
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund(*)
Current assets	~~W~~	9,838,982	6,868,387	181,469	166,349
Non-current assets		22,377,044	239,758	458,690	250,257
Current liabilities		4,160,849	1,219,327	12,423	—
Non-current liabilities		4,031,647	4,476,979	45,136	—

	2016
Revenue		17,197,975	1,413,077	64,894	28,839
Profit for the year		2,960,483	75,595	52,404	23,469
Other comprehensive income (loss)		28,844	(154)	(14,188)	(8,506)
Total comprehensive income		2,989,327	75,441	38,216	14,963

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	~~W~~	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co., Ltd.
	As of December 31, 2016
Current assets	~~W~~	46,433	20,077	48,699
Cash and cash equivalents		45,839	14,985	48,408
Non-current assets		20,218	50,765	673
Current liabilities		26,417	14,513	138
Accounts payable, other payables and provision		1,971	10,306	15
Non-current liabilities		72	1,305	784

	2016
Revenue		53,864	9,492	—
Depreciation and amortization		(5,299)	(940)	(12)
Interest income		394	267	182
Interest expense		(2,139)	—	—
Income tax benefit		—	51	—
Loss for the year		(22,017)	(49,438)	(829)
Total comprehensive loss		(22,017)	(49,438)	(829)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
Korea IT Fund		405,794	63.3	257,003	—	257,003
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the total issued shares outstanding less investee’s treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.(*1)	~~W~~	46,354	113,803	2,707	(36,783)	—	400,018	526,099
Korea IT Fund(*2)		263,850	—	(8,815)	3,371	—	(1,403)	257,003
KEB HanaCard Co., Ltd.		265,798	—	15,494	(304)	—	—	280,988
NanoEnTek, Inc.		39,514	—	(733)	(63)	—	—	38,718
SK Industrial Development China Co., Ltd.(*1)		74,717	—	5,154	(1,092)	—	(78,779)	—
SK Technology Innovation Company		47,488	—	433	(5,410)	—	—	42,511
HappyNarae Co., Ltd.		17,236	688	3,929	20	—	—	21,873
SK hynix Inc.(*2)		6,132,122	—	2,175,887	(90,349)	—	(87,660)	8,130,000
SK MENA Investment B.V.		15,451	—	131	(1,729)	—	—	13,853
SKY Property Mgmt. Ltd. (*1)		263,225	—	2,362	1,141	—	(266,728)	—
S.M. Culture & Contents Co., Ltd.		—	65,341	(375)	—	—	—	64,966
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	11	—	—	—	25,891
Daehan Kanggun BcN Co., Ltd. and others(*2)		115,181	(1,306)	(6,924)	(2,723)	(1,311)	(6,438)	96,479

Sub-total		7,306,816	178,526	2,189,261	(133,921)	(1,311)	(40,990)	9,498,381

Investments in joint ventures
Dogus Planet, Inc.		20,081	2,162	(2,267)	(5,985)	—	—	13,991
PT XL Planet Digital(*3)		27,512	(18,864)	(8,648)	—	—	—	—
Finnq Co., Ltd		24,174	—	(7,691)	(9)	—	—	16,474
Celcom Planet and others		25,740	—	(6,228)	(833)	—	(9,087)	9,592

Sub-total		97,507	(16,702)	(24,834)	(6,827)	—	(9,087)	40,057

Total	~~W~~	7,404,323	161,824	2,164,427	(140,748)	(1,311)	(50,077)	9,538,438

(*1)	Other increase (decrease) is due to merger of SK China Company Ltd., SK Industrial Development China Co., Ltd. and SKY Property Mgmt. Ltd.
(*2)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2017.
(*3)	During the year ended December 31, 2017, the Group disposed the shares of PT XL Planet Digital and recognized loss on disposal of ~~W~~27,900 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2016
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	43,814	—	2,257	283	—	—	46,354
Korea IT Fund(*1)		260,456	—	14,864	(5,388)	—	(6,082)	263,850
KEB HanaCard Co., Ltd.		254,177	—	11,658	(37)	—	—	265,798
Candle Media Co., Ltd.		20,144	(18,860)	(673)	(611)	—	—	—
NanoEnTek, Inc.		45,008	—	(3,950)	(1,544)	—	—	39,514
SK Industrial Development China Co., Ltd.		86,324	—	(6,298)	(5,309)	—	—	74,717
SK Technology Innovation Company		45,891	—	162	1,435	—	—	47,488
HappyNarae Co., Ltd.		17,095	—	240	(99)	—	—	17,236
SK hynix Inc.(*1)		5,624,493	—	572,086	8,593	—	(73,050)	6,132,122
SK MENA Investment B.V.		14,929	—	63	459	—	—	15,451
SKY Property Mgmt. Ltd.		251,166	—	16,066	(4,007)	—	—	263,225
Xian Tianlong Science and Technology Co., Ltd.		25,767	—	113	—	—	—	25,880
Daehan Kanggun BcN Co., Ltd. and others		161,058	(26,798)	(13,179)	754	(6,972)	318	115,181

Sub-total		6,850,322	(45,658)	593,409	(5,471)	(6,972)	(78,814)	7,306,816

Investments in joint ventures
Dogus Planet, Inc.		15,118	18,722	(11,008)	(2,751)	—	—	20,081
PT. Melon Indonesia(*2)		4,339	(3,488)	918	(1,769)	—	—	—
PT XL Planet Digital		23,108	29,123	(24,719)	—	—	—	27,512
Finnq Co., Ltd		—	24,580	(406)	—	—	—	24,174
Celcom Planet and others		3,406	43,769	(21,435)	—	—	—	25,740

Sub-total		45,971	112,706	(56,650)	(4,520)	—	—	97,507

Total	~~W~~	6,896,293	67,048	536,759	(9,991)	(6,972)	(78,814)	7,404,323

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2016.
(*2)	During the year ended December 31, 2016, the Group disposed of all shares of PT. Melon Indonesia and recognized gain on disposal of ~~W~~11,634 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2017 are as follows:

(In millions of won)	Unrecognized loss(profit)			Unrecognized change in equity
	Year ended December 31, 2017		Cumulative loss	Year ended December 31, 2017	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,190)	2,100	—	—
Daehan Kanggun BcN Co., Ltd. and others		(5,475)	5,316	—	365

	~~W~~	(6,665)	7,416	—	365

12.	Property and Equipment

(1)	Property and equipment as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	862,861	—	—	862,861
Buildings		1,638,749	(756,099)	—	882,650
Structures		866,909	(488,334)	—	378,575
Machinery		30,343,739	(23,262,762)	(1,179)	7,079,798
Other		1,722,441	(1,188,893)	(2,491)	531,057
Construction in progress		409,941	—	—	409,941

	~~W~~	35,844,640	(25,696,088)	(3,670)	10,144,882

(In millions of won)	December 31, 2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	835,909	—	—	835,909
Buildings		1,604,863	(704,891)	—	899,972
Structures		812,010	(453,055)	—	358,955
Machinery		29,705,088	(22,667,047)	(1,991)	7,036,050
Other		1,701,794	(1,138,303)	(457)	563,034
Construction in progress		680,292	—	—	680,292

	~~W~~	35,339,956	(24,963,296)	(2,448)	10,374,212

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

12.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Impairment	Business Combination	Other	Ending balance
Land	~~W~~	835,909	13,093	(4,449)	18,308	—	—	—	—	862,861
Buildings		899,972	5,098	(477)	29,614	(51,557)	—	—	—	882,650
Structures		358,955	46,614	(74)	8,386	(35,306)	—	—	—	378,575
Machinery		7,036,050	656,731	(41,692)	1,644,045	(2,214,524)	(778)	—	(34)	7,079,798
Other		563,034	720,431	(9,252)	(597,404)	(143,261)	(2,234)	315	(572)	531,057
Construction in progress		680,292	1,317,389	(4,172)	(1,583,560)	—	—	—	(8)	409,941

	~~W~~	10,374,212	2,759,356	(60,116)	(480,611)	(2,444,648)	(3,012)	315	(614)	10,144,882

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Impairment	Ending balance
Land	~~W~~	812,947	2,464	(3,514)	24,012	—	—	835,909
Buildings		911,129	4,637	(9,176)	43,910	(50,528)	—	899,972
Structures		344,221	33,802	(33)	15,145	(34,180)	—	358,955
Machinery		7,342,009	660,629	(45,672)	1,234,737	(2,152,725)	(2,928)	7,036,050
Other		473,438	807,047	(6,052)	(568,644)	(142,700)	(55)	563,034
Construction in progress		487,512	1,154,424	(9,710)	(951,934)	—	—	680,292

	~~W~~	10,371,256	2,663,003	(74,157)	(202,774)	(2,380,133)	(2,983)	10,374,212

(*)	Includes reclassification to intangible assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

13.	Goodwill

(1)	Goodwill as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		250,338	267,773

	~~W~~	1,915,017	1,932,452

(2)	Details of the impairment testing of Goodwill as of December 31, 2017 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): fixed-line telecommunication services; and

•	other goodwill: e-commerce and other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.1% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

13.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Beginning balance	~~W~~	1,932,452	1,908,590
Acquisition		35,221	19,974
Impairment loss		(33,441)	—
Other		(19,215)	3,888

	~~W~~	1,915,017	1,932,452

Accumulated impairment losses as of December 31, 2017 and 2016 are ~~W~~50,710 million and ~~W~~17,269 million, respectively.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		65,841	(50,091)	—	15,750
Industrial rights		166,082	(54,735)	—	111,347
Development costs		140,460	(134,828)	(1,529)	4,103
Facility usage rights		153,438	(116,987)	—	36,451
Customer relations		20,796	(16,761)	—	4,035
Club memberships(*1)		108,382	—	(34,768)	73,614
Other(*2)		3,911,749	(2,733,485)	(13,539)	1,164,725

	~~W~~	9,410,703	(5,773,902)	(49,836)	3,586,965

(In millions of won)	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		65,148	(44,314)	—	20,834
Industrial rights		160,897	(39,697)	—	121,200
Development costs		141,727	(136,446)	(410)	4,871
Facility usage rights		151,906	(110,118)	—	41,788
Customer relations		19,742	(13,090)	—	6,652
Club memberships(*1)		113,161	—	(39,122)	74,039
Other(*2)		3,315,921	(2,386,992)	(2,787)	926,142

	~~W~~	8,812,457	(4,993,784)	(42,319)	3,776,354

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows, Continued:

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of the changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer (*1)	Amortization	Impairment(*2)	Business combination(*3)	Others	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	—	—	—	2,176,940
Land usage rights		20,834	3,689	(972)	200	(8,001)	—	—	—	15,750
Industrial rights		121,200	2,677	(28)	(5,635)	(6,870)	—	4	(1)	111,347
Development costs		4,871	3,813	(9)	(793)	(2,660)	(1,119)	—	—	4,103
Facility usage rights		41,788	2,805	(36)	129	(8,235)	—	—	—	36,451
Customer relations		6,652	1,054	—	—	(3,671)	—	—	—	4,035
Club memberships		74,039	5,023	(3,452)	122	—	(769)	—	(1,349)	73,614
Other		926,142	127,396	(19,698)	503,277	(369,546)	(16,605)	14,118	(359)	1,164,725

	~~W~~	3,776,354	146,457	(24,195)	497,300	(802,871)	(18,493)	14,122	(1,709)	3,586,965

(*1)	Includes reclassification from advance payments and property and equipment.
(*2)	The Group recognized the difference between recoverable amount and the carrying amount of club memberships amounting to ~~W~~18,493 million as impairment loss for the year ended December 31, 2017.
(*3)	Includes intangible assets acquired as a result of IRIVER LIMINTED’s purchase and merge of S.M. LIFE DESIGN COMPANY INC. and SM mobile communications Co., Ltd. during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortization	Impairment(*3)	Business combination	Ending balance
Frequency usage rights(*1)	~~W~~	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		26,576	5,338	(1,921)	—	(9,159)	—	—	20,834
Industrial rights		116,542	6,226	(148)	5,004	(6,424)	—	—	121,200
Development costs		7,472	1,404	—	338	(3,933)	(410)	—	4,871
Facility usage rights		48,019	2,181	(50)	231	(8,593)	—	—	41,788
Customer relations		7,175	499	—	—	(4,051)	—	3,029	6,652
Club memberships		91,507	7,983	(7,624)	—	—	(17,827)	—	74,039
Other		903,976	141,045	(20,306)	228,110	(323,397)	(3,286)	—	926,142

	~~W~~	2,304,784	1,974,752	(30,049)	233,683	(688,322)	(21,523)	3,029	3,776,354

(*1)	During the year ended December 31, 2016, the Parent Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Parent Company extended frequency usage rights for 2.1 GHz band for ~~W~~568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ~~W~~21,523 million as impairment loss for the year ended December 31, 2016.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Research and development costs expensed as incurred	~~W~~	395,276	344,787

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Intangible Assets, Continued

(4)	Details of frequency usage rights as of December 31, 2017 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	141,904	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		502,480	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		2,957	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,092,770	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		436,829	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,176,940

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2017		December 31, 2016
Short-term borrowings	Shinhan Bank	2.85	~~W~~	30,000	—
	Woori Bank	2.88		—	2,614
Commercial paper	KEB Hana Bank	1.67		50,000	—
Bank overdraft	KEB Hana Bank	3.17		30,000	—
	Shinhan Bank	3.38		20,000	—

			~~W~~	130,000	2,614

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won )
Lender	Annual interest rate (%)	Maturity	December 31, 2017		December 31, 2016
Korea Development Bank(*1)	3.20	Mar. 31, 2020	~~W~~	30,000		—
KEB Hana Bank	3.18	Feb. 28, 2019		40,000		—
Kookmin Bank	1.29	Mar. 15, 2017		—		500
Kookmin Bank	1.95	Mar. 15, 2018		717		3,583
Korea Development Bank(*2)	1.99	Jul. 30, 2019		22,750		35,750
Korea Development Bank(*2)	1.99	Jul. 30, 2019		5,833		9,167
Korea Development Bank(*2)	2.27	Dec. 20, 2021		49,000		49,000
Korea Development Bank(*2)	2.37	Dec. 21, 2022		50,000		—
Export Kreditnamnden(*3)	1.70	Apr. 29, 2022	(USD	55,471 51,775)	(USD	76,493 63,296)

Sub-total				253,771		174,493
Less present value discount				(954)		(1,586)

				252,817		172,907
Less current installments				(41,331)		(33,191)

			~~W~~	211,486		139,716

(*1)	SK Planet Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.
(*2)	SK Broadband Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2017 and 2016 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	200,000	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and	2019	3.24		170,000	170,000
Unsecured corporate bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		60,278	59,600
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and	2022	2.40		100,000	100,000
Unsecured corporate bonds	refinancing fund	2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and	2018	2.07		80,000	80,000
Unsecured corporate bonds	refinancing fund	2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	—
Unsecured corporate bonds		2022	2.17		120,000	—
Unsecured corporate bonds		2027	2.55		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	—
Unsecured corporate bonds	Operating fund	2020	2.39		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	—
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	—
Unsecured corporate bonds(*2)	Operating fund	2017	4.28		—	100,000
Unsecured corporate bonds(*2)		2017	3.27		—	120,000
Unsecured corporate bonds(*2)		2019	3.49		210,000	210,000
Unsecured corporate bonds(*2)		2019	2.76		130,000	130,000
Unsecured corporate bonds(*2)		2018	2.23		50,000	50,000
Unsecured corporate bonds(*2)		2020	2.49		160,000	160,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds(*2)		2020	2.43		140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18		130,000	130,000
Unsecured corporate bonds(*2)		2019	1. 58		50,000	50,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77		120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26		150,000	—
Unsecured corporate bonds(*2)	Refinancing fund	2022	2.34		30,000	—
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	—
Unsecured corporate bonds(*3)	Operating fund	2017	3.48		—	20,000
Convertible bonds(*4)		2019	1.00		5,558	—
Unsecured global bonds		2027	6.63		428,560	483,400
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		—	354,399 (CHF 300,000)
Unsecured global bonds		2018	2.13		749,980	845,950
					(USD 700,000)	(USD 700,000)
Unsecured corporate Australian bonds		2017	4.75		—	261,615
						(AUD 300,000)
Floating rate notes(*5)		2020	3M Libor + 0.88		321,420 (USD 300,000)	362,550 (USD 300,000)
Foreign global bonds(*2)		2018	2.88		321,420	362,550
					(USD 300,000)	(USD 300,000)

Sub-total					7,107,216	7,220,064
Less discounts on bonds					(21,029)	(25,858)

					7,086,187	7,194,206
Less current installments of bonds					(1,489,617)	(855,276)

				~~W~~	5,596,570	6,338,930

(*1)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~10,278 million as of December 31, 2017.
(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.
(*3)	Unsecured corporate bonds were issued by PS&Marketing Corporation.
(*4)	During the year ended December 31, 2017, the Parent Company sold the convertible bonds issued by IRIVER LIMITED to third parties.
(*5)	As of December 31, 2017, 3M LIBOR rate is 1.69%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

16.	Long-term Payables - Other

(1)	Long-term payables – other as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Payables related to acquisition of frequency usage rights	~~W~~	1,328,630	1,602,943
Other(*)		18,133	21,647

	~~W~~	1,346,763	1,624,590

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2017 and 2016, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 14):

(In millions of won)
	December 31, 2017		December 31, 2016
Long-term payables - other	~~W~~	1,710,255	2,013,122
Present value discount on long-term payables – other		(79,874)	(108,406)

		1,630,381	1,904,716
Less current installments of long-term payables – other		(301,751)	(301,773)

Carrying amount at December 31	~~W~~	1,328,630	1,602,943

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2017 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	~~W~~	1,710,255

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

17.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	For the year ended December 31, 2017							As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	—	3,874	3,874	—
Provision for restoration		64,679	12,066	(2,517)	(1,006)	45	73,267	40,598	32,669
Emission allowance		2,788	4,663	(518)	(2,283)	—	4,650	4,650	—
Other provisions		5,740	952	(3,757)	—	—	2,935	2,935	—

	~~W~~	97,917	17,683	(15,690)	(15,229)	45	84,726	52,057	32,669

(In millions of won)
	For the year ended December 31, 2016							As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	5,670	37,530	(18,490)	—	—	24,710	19,939	4,771
Provision for restoration		59,954	6,677	(1,082)	(913)	43	64,679	37,760	26,919
Emission allowance		1,477	1,480	(169)	—	—	2,788	2,788	—
Other provisions		3,104	3,237	(601)	—	—	5,740	5,740	—

	~~W~~	70,205	48,924	(20,342)	(913)	43	97,917	66,227	31,690

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

18.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2017 are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	~~W~~	49,289	1,926
1~5 years		101,872	916

	~~W~~	151,161	2,842

19.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	679,625	595,667
Fair value of plan assets		(663,617)	(555,175)

Defined benefit assets(*)		(45,952)	(30,247)

Defined benefit liabilities		61,960	70,739

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Discount rate for defined benefit obligations	2.58%~4.03%	1.90%~2.96%
Expected rate of salary increase	3.08%~5.93%	2.49%~6.09%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

19.	Defined Benefit Liabilities(Assets), Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Beginning balance	~~W~~	595,667	525,269
Current service cost		125,526	114,528
Interest cost		15,991	13,441
Remeasurement
- Demographic assumption		(287)	677
- Financial assumption		(20,731)	(2,462)
- Adjustment based on experience		11,561	6,229
Benefit paid		(60,883)	(55,350)
Others		12,781	(6,665)

Ending balance	~~W~~	679,625	595,667

(4)	Changes in plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Beginning balance	~~W~~	555,175	426,413
Interest income		13,821	9,826
Remeasurement		(5,540)	(6,320)
Contributions		155,834	159,687
Benefit paid		(60,006)	(34,247)
Others		4,333	(184)

Ending balance	~~W~~	663,617	555,175

The Group expects to make a contribution of ~~W~~146,086 million to the defined benefit plans in 2018.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Current service cost	~~W~~	125,526	114,528
Net interest cost		2,170	3,615

	~~W~~	127,696	118,143

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

19.	Defined Benefit Liabilities(Assets), Continued

(6)	Details of plan assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity instruments	~~W~~	15,567	13,640
Debt instruments		134,710	95,359
Short-term financial instruments, etc.		513,340	446,176

	~~W~~	663,617	555,175

(7)	As of December 31, 2017, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(24,702)	26,808
Expected salary increase rate		26,988	(25,138)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2017 is 8.17 years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

20.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2017 are as follows:

(In millions of won and thousands of foreign currencies)
Borrowing			Financial	Duration of
date	Hedging Instrument(Hedged item)	Hedged risk	institution	contract

Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May. 1, 2018

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 51,775)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021

Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW28,583)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019

Mar. 31, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW30,000)	Interest rate risk	Korea Development Bank	Mar. 31, 2017- Mar. 31, 2020

Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW50,000)	Interest rate risk	Korea Development Bank	Dec. 5, 2017- Dec. 21, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

20.	Derivative Instruments, Continued

(2)	As of December 31, 2017, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
Hedging instrument(Hedged item)	Cash flow hedge		Held for trading	Embedded derivatives	Fair value
Non-current assets:
Redeemable convertible preferred shares issued by Bluehole INC.	~~W~~	—	—	222,257		222,257
Structured bond(face value of KRW50,000)		—	9,054	—		9,054
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		21,554	—	—		21,554
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW49,000)		307	—	—		307
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW28,583)		43	—	—		43
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW50,000)		(2)	—	—		(2)

Total assets					~~W~~	253,213

Current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	~~W~~	(27,791)	—	—		(27,791)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(615)	—	—		(615)
Non-current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(7,613)	—	—		(7,613)
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 51,775)		(3,106)	—	—		(3,106)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW30,000)		(345)	—	—		(345)

Total liabilities					~~W~~	(39,470)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

21.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017		December 31, 2016
Number of issued shares(*1)		80,745,711	80,745,711
Share capital
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 22)		(2,260,626)	(2,260,626)
Hybrid bonds(Note 23)		398,518	398,518
Share option(Note 24)		414	—
Others(*2)		(857,912)	(854,000)

	~~W~~	196,281	199,779

(*1)	In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.
(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2017 and 2016 and details of shares outstanding as of December 31, 2017 and 2016 are as follows:

(In shares)	2017			2016
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

22.	Treasury Shares

The Parent Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2017 and 2016 are as follows:

(In millions of won, shares)
	December 31, 2017		December 31, 2016
Number of shares		10,136,551	10,136,551
Acquisition cost	~~W~~	2,260,626	2,260,626

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

23.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2017 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	~~W~~	400,000
Issuance costs						(1,482)

					~~W~~398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

24.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Parent Company established a share option program that entitles key management personnel the option to purchase common shares of the Parent Company. The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued	66,504 of registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

24.	Share option, Continued

(2)	Share compensation expense recognized during the year ended December 31, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
In subsequent periods		977

	~~W~~	1,391

(3)	The Group used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Estimated option’s life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Per share fair value of the option (in won)	27,015	20,240	15,480

25.	Retained Earnings

(1)	Retained earnings as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		4,571,188	3,173,405

	~~W~~	17,835,946	15,953,164

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	~~W~~	168,211	12,534
Other comprehensive loss of investments in associates		(320,060)	(179,167)
Valuation loss on derivatives		(73,828)	(96,418)
Foreign currency translation differences for foreign operations		(9,050)	36,868

	~~W~~	(234,727)	(226,183)

(2)	Changes in reserves for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	~~W~~	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		155,677	(140,893)	22,590	(45,918)	(8,544)

Balance at December 31, 2017	~~W~~	168,211	(320,060)	(73,828)	(9,050)	(234,727)

(In millions of won)	2016
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(219,782)	(9,647)	(13,218)	7,161	(235,486)

Balance at December 31, 2016	~~W~~	12,534	(179,167)	(96,418)	36,868	(226,183)

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Balance at January 1	~~W~~	12,534	232,316
Amount recognized as other comprehensive income during the year, net of taxes		132,586	4,606
Amount reclassified through profit or loss, net of taxes		23,091	(224,388)

Balance at December 31	~~W~~	168,211	12,534

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Reserves, Continued

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Balance at January 1	~~W~~	(96,418)	(83,200)
Amount recognized as other comprehensive loss during the year, net of taxes		17,965	(12,213)
Amount reclassified through profit or loss, net of taxes		4,625	(1,005)

Balance at December 31	~~W~~	(73,828)	(96,418)

27.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Other Operating Expenses:
Communication	~~W~~	27,973	31,196
Utilities		299,825	277,497
Taxes and dues		27,819	35,020
Repair		333,101	326,076
Research and development		395,276	344,787
Training		32,853	33,303
Bad debt for accounts receivable - trade		34,584	37,820
Travel		24,095	25,263
Supplies and other		111,170	113,930

	~~W~~	1,286,696	1,224,892

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	13,991	6,908
Others		17,827	59,395

	~~W~~	31,818	66,303

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	~~W~~	54,946	24,506
Loss on disposal of property and equipment and intangible assets		60,086	63,797
Donations		112,634	96,633
Bad debt for accounts receivable – other		5,793	40,312
Loss on impairment of investment assets		9,003	24,033
Others		101,410	49,348

	~~W~~	343,872	298,629

29.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Finance Income:
Interest income	~~W~~	76,045	54,353
Gain on sale of accounts receivable -trade		18,548	18,638
Dividends		12,416	19,161
Gain on foreign currency transactions		13,676	14,186
Gain on foreign currency translations		7,110	5,085
Gain on disposal of long-term investment securities		4,890	459,349
Gain on valuation of derivatives		223,943	4,132
Gain relating to financial liability at fair value through profit or loss		—	121
Gain relating to financial assets at fair value through profit or loss		33	25
Reversal of impairment loss on available-for-sale financial assets		9,900	—

	~~W~~	366,561	575,050

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

29.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	2017		2016
Finance Costs:
Interest expense	~~W~~	299,100	290,454
Loss on sale of accounts receivable - trade		9,682	—
Loss on foreign currency transactions		19,263	16,765
Loss on foreign currency translations		8,419	3,991
Loss on disposal of long-term investment securities		36,024	2,919
Loss on settlement of derivatives		10,031	3,428
Loss relating to financial liability at fair value through profit or loss		678	4,018
Other finance costs		35,900	—
Impairment loss on long-term investment securities		14,519	5,255

	~~W~~	433,616	326,830

(2)	Details of interest income included in finance income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest income on cash equivalents and short-term financial instruments	~~W~~	28,130	20,203
Interest income on installment receivables and others		47,915	34,150

	~~W~~	76,045	54,353

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest expense on borrowings	~~W~~	11,774	7,962
Interest expense on debentures		228,568	239,560
Others		58,758	42,932

	~~W~~	299,100	290,454

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

29.	Finance Income and Costs, Continued

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2017 and 2016 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 7.

(i)	Finance income and costs

(In millions of won)	2017			2016
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	223,976	—	4,157	2,791
Available-for-sale financial assets		30,598	86,445	484,300	8,174
Loans and receivables		111,677	37,040	86,256	15,810
Derivatives designated as hedging instruments		—	—	—	637

Sub-total		366,251	123,485	574,713	27,412

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678	121	4,018
Financial liabilities measured at amortized cost		310	299,422	216	295,400
Derivatives designated as hedging instruments		—	10,031	—	—

Sub-total		310	310,131	337	299,418

	~~W~~	366,561	433,616	575,050	326,830

(ii)	Other comprehensive income (loss)

(In millions of won)
	2017		2016
Financial Assets:
Available-for-sale financial assets	~~W~~	158,440	(223,981)
Derivatives designated as hedging instruments		1,554	(172)

Sub-total		159,994	(224,153)

Financial Liabilities:
Derivatives designated as hedging instruments		21,032	(13,046)

Sub-total		21,032	(13,046)

		181,026	(237,199)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Available-for-sale financial assets	~~W~~	14,519	5,255
Accounts receivable - trade		34,584	37,820
Other receivables		5,793	40,312

	~~W~~	54,896	83,387

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2017 and 2016 consist of the following:

(In millions of won)
	2017		2016
Current tax expense
Current year	~~W~~	424,773	473,543
Current tax of prior years(*)		(105,158)	(11,925)

		319,615	461,618

Deferred tax expense
Changes in net deferred tax assets		426,039	(25,580)

Income tax expense	~~W~~	745,654	436,038

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2017 and 2016 is attributable to the following:

(In millions of won)
	2017		2016
Income taxes at statutory income tax rate	~~W~~	823,124	506,804
Non-taxable income		(40,080)	(38,989)
Non-deductible expenses		31,285	52,648
Tax credit and tax reduction		(34,300)	(29,484)
Changes in unrecognized deferred taxes		31,857	(84,276)
Income tax refund		(110,209)	27,599
Changes in tax rate etc.(*)		43,977	1,736

Income tax expense	~~W~~	745,654	436,038

(*)	Based on the amendment to Korean Tax Law that was enacted in 2017, the income tax rate for taxable income in excess of ~~W~~300,000 million is changed from 24.2% to 27.5%, which will be effective from January 1, 2018. As a result, the Group remeasured deferred tax assets and liabilities as a result of this rate change.

Tax rates applied for the above taxable income for the years ended December 31, 2017 and 2016 are corporate income tax rates applied to taxable income in the Republic of Korea, in which the Parent Company is located.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Valuation gain (loss) on available-for-sale financial assets	~~W~~	(55,883)	82,993
Share of other comprehensive income of associates		(260)	2
Valuation gain (loss) on derivatives		(3,019)	4,454
Remeasurement of defined benefit liabilities		1,618	3,174

	~~W~~	(57,544)	90,623

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Others	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	61,911	5,091	—	—	67,002
Accrued interest income		(616)	(1,851)	—	—	(2,467)
Available-for-sale financial assets		101,472	8,192	(55,883)	—	53,781
Investments in subsidiaries, associates and joint ventures		(476,098)	(461,271)	(260)	—	(937,629)
Property and equipment (depreciation)		(253,323)	17,980	—	—	(235,343)
Provisions		7,448	(5,136)	—	—	2,312
Retirement benefit obligation		35,505	1,237	1,618	—	38,360
Valuation gain on derivatives		28,975	—	(3,019)	—	25,956
Gain or loss on foreign currency translation		19,369	2,562	—	—	21,931
Reserve for research and manpower development		(4,775)	2,388	—	—	(2,387)
Goodwill		3,105	(938)	—	—	2,167
Others		34,911	(29,248)	—	(2,324)	3,339

		(442,116)	(460,994)	(57,544)	(2,324)	(962,978)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		37,462	34,955	—	—	72,417

	~~W~~	(404,654)	(426,039)	(57,544)	(2,324)	(890,561)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	59,957	1,954	—	61,911
Accrued interest income		(2,567)	1,951	—	(616)
Available-for-sale financial assets		30,365	(11,886)	82,993	101,472
Investments in subsidiaries, associates and joint ventures		(355,273)	(120,827)	2	(476,098)
Property and equipment (depreciation)		(327,572)	74,249	—	(253,323)
Provisions		2,485	4,963	—	7,448
Retirement benefit obligation		28,327	4,004	3,174	35,505
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,517	(148)	—	19,369
Reserve for research and manpower development		(7,162)	2,387	—	(4,775)
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(23,782)	58,693	—	34,911

		(545,406)	12,667	90,623	(442,116)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		24,549	12,913	—	37,462

	~~W~~	(520,857)	25,580	90,623	(404,654)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense, Continued

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Allowance for doubtful accounts	~~W~~	88,521	165,935
Investments in subsidiaries, associates and joint ventures		168,268	228,025
Other temporary differences		425,653	320,260
Unused tax loss carryforwards		921,309	755,050
Unused tax credit carryforwards		4,092	1,211

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2017 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	—	869
1 ~ 2 years		7,686	101
2 ~ 3 years		358,237	119
More than 3 years		555,386	3,003

	~~W~~	921,309	4,092

31.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2017 and 2016 are calculated as follows:

(In millions of won, shares)
	2017		2016
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	2,599,829	1,675,967
Interest on hybrid bonds		(16,840)	(16,840)

Profit for the period available for common shares		2,582,989	1,659,127
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	36,582	23,497

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

31.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2017 and 2016 are calculated as follows:

(In shares)
	2017	2016
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at December 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2017 and 2016, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

32.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

2016	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2017 and 2016 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2017	Cash dividends	10,000	267,000	3.75%
2016	Cash dividends	10,000	224,000	4.46%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

33.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable – trade		—	—	2,138,755	—	2,138,755
Loans and other receivables(*)		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	~~W~~	328,314	934,390	6,176,575	21,902	7,461,181

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable – trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	~~W~~	7,368	935,885	5,937,507	207,402	7,088,162

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

33.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows, Continued:

(*)	Details of loans and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term loans	~~W~~	62,830	58,979
Accounts receivable – other		1,260,835	1,121,444
Accrued income		3,979	2,780
Other current assets		3,927	3,937
Long-term loans		50,874	65,476
Long-term accounts receivable-other		287,048	149,669
Guarantee deposits		292,590	298,964

	~~W~~	1,962,083	1,701,249

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*1)		60,278	7,025,909	—	7,086,187
Accounts payable - other and others(*2)		—	4,865,519	—	4,865,519

	~~W~~	60,278	12,625,956	39,470	12,725,704

(In millions of won)	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable - other and others(*2)		—	4,842,734	—	4,842,734

	~~W~~	59,600	12,555,306	87,153	12,702,059

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2017 and 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

33.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows, continued:

(*2)	Details of accounts payable – other and others as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Accounts payable–other	~~W~~	1,867,074	1,767,799
Withholdings		1,736	1,525
Accrued expenses		1,327,906	1,125,816
Current portion of long-term payables - other		302,703	301,773
Long-term payables–other		1,346,763	1,624,590
Other non-current liabilities		19,337	21,231

	~~W~~	4,865,519	4,842,734

34.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	124,901	~~W~~	133,836	1,817,808	~~W~~	1,947,599
EUR	15,669		20,044	63		80
JPY	596,059		5,658	169,729		1,611
Others	—		530	—		195

		~~W~~	160,068		~~W~~	1,949,485

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of December 31, 2017, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,590	(5,590)
EUR		1,997	(1,997)
JPY		405	(405)
Others		34	(34)

	~~W~~	8,026	(8,026)

(ii)	Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2017, available-for-sale equity instruments measured at fair value amount to ~~W~~734,487 million.

(iii)	Interest rate risk

The interest rate risk of the Group arises from borrowings and debenture. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2017, the floating-rate borrowings and bonds of the Group are ~~W~~228,300 million and ~~W~~321,420 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 20, for all floating-rate rate borrowings and debentures to hedge interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2017, would change by ~~W~~707 million in relation to floating-rate borrowings that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Cash and cash equivalents	~~W~~	1,457,416	1,505,082
Financial instruments		618,002	469,705
Available-for-sale financial assets		19,928	6,755
Accounts receivable – trade		2,138,755	2,261,311
Loans and other receivables		1,962,083	1,701,249
Derivative financial assets		30,956	214,770

	~~W~~	6,227,140	6,158,872

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	351,711	351,711	351,711	—	—
Borrowings(*1)		382,817	397,776	177,910	219,866	—
Debentures(*1)		7,086,187	8,230,952	1,682,206	3,675,178	2,873,568
Accounts payable - other and others(*2)		4,865,519	5,030,105	3,519,489	1,093,611	417,005

	~~W~~	12,686,234	14,010,544	5,731,316	4,988,655	3,290,573

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1) Includes interest payables.

(*2) The Group provides with USD 12,240,000 of payment guarantees for Celcom Planet, one of the joint ventures of the Group, in relation to its borrowings. The contractual cash flows for accounts payable – other and others include the maximum amount that the Group is required to pay in connection with the guarantees.

As of December 31, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	21,902	17,118	7,446	28,075	(18,403)
Liabilities		(39,470)	(40,220)	(28,960)	(11,260)	—

	~~W~~	(17,568)	(23,102)	(21,514)	16,815	(18,403)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2016.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the consolidated financial statements.

Debt-equity ratio as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	15,399,474	15,181,233
Total equity		18,029,195	16,116,430

Debt-equity ratios		85.41%	94.20%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	328,314	—	106,057	222,257	328,314
Derivative financial assets		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	~~W~~	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	~~W~~	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables - other		1,649,466	—	1,766,451	—	1,766,451

	~~W~~	9,058,192	—	9,475,569	—	9,475,569

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	~~W~~	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	~~W~~	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables - other		1,926,363	—	2,103,788	—	2,103,788

	~~W~~	9,236,490	—	9,849,749	—	9,849,749

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~199,903 million and ~~W~~194,600 million as of December 31, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows, Continued:

Interest rates used by the Group for the fair value measurement as of December 31, 2017 are as follows:

Interest rate
Derivative instruments	1.54% ~ 2.67%
Borrowings and debentures	2.48% ~ 2.55%
Long-term payables - other	2.23% ~ 2.60%

3)	There have been no transfers from Level 2 to Level 1 in 2017 and changes of financial assets classified as Level 3 for the year ended December 31, 2017 are as follows:

(In millions of won)
	Balance at beginning		Valuation	Transfer	Other compre- hensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss(*)	~~W~~	—	222,257	—	—	—	222,257
Available-for-sale financial assets		107,558	—	3,938	(8,942)	(4,652)	97,902

(*)	The Group holds redeemable convertible preferred shares issued by Bluehole INC. The conversion rights attached to the investments are bifurcated from the host contract as embedded derivatives and the Group recognized ~~W~~222,257 million as financial assets at FVTPL and gain on valuation of derivatives, respectively, as of and during the year ended December 31, 2017. The host contract was recognized as available-for-sale financial assets of ~~W~~15,342 million measured by discounting the amount of collection at maturity including the principal, guaranteed interests, and dividend. The fair value of the conversion rights were measured using the binomial option pricing model by considering inputs such as expected volatility, exercise price, and common share price.

The major inputs used and their correlations with the fair value measurements are as follows.

Significant non-observable inputs	Correlations between inputs and fair value measurements
Value of common shares	If the value of common share increases (decreases), Fair value will increase (decrease)
Exercise price	If the exercise price increases (decreases), Fair value will decrease (increase)
Discount rate	If the discount rate increases (decreases), Fair value will decrease (increase)
Volatility	If the share price volatility increases (decreases), Fair value will increase (decrease)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2017 and 2016 are as follows:

(In millions of won)	2017

	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position	Net amount
					Financial instruments
Financial assets:
Derivatives(*)	~~W~~	26,645	—	26,645	(19,875)	6,770
Accounts receivable – trade and others		93,146	(92,409)	737	—	737

	~~W~~	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	~~W~~	19,875	—	19,875	(19,875)	—
Accounts payable – other and others		92,409	(92,409)	—	—	—

	~~W~~	112,284	(92,409)	19,875	(19,875)	—

(In millions of won)	2016

	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position	Net amount
					Financial instruments
Financial assets:
Derivatives(*)	~~W~~	87,566	—	87,566	(87,153)	413
Accounts receivable – trade and others		114,135	(103,852)	10,283	—	10,283

	~~W~~	201,701	(103,852)	97,849	(87,153)	10,696

Financial liabilities:
Derivatives(*)	~~W~~	87,153	—	87,153	(87,153)	—
Accounts payable – other and others		103,852	(103,852)	—	—	—

	~~W~~	191,005	(103,852)	87,153	(87,153)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	2,169	1,645
Defined benefits plan expenses		258	424
Share option		414	—

	~~W~~	2,841	2,069

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	25,049	600,600	283,556	—

Associates	F&U Credit information Co., Ltd.		3,431	52,150	153	—
	HappyNarae Co., Ltd.		3,025	29,276	68,472	—
	SK hynix Inc(*2)		123,873	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*3)		10,720	33,389	940	204

			158,922	130,111	69,565	204

Others	SK Engineering & Construction Co., Ltd.		5,865	1,077	—	—
	SK Networks Co., Ltd.		21,694	1,220,251	671	—
	SK Networks Services Co., Ltd.		510	96,949	6,346	—
	SK Telesys Co., Ltd.		417	51,394	152,659	—
	SK TNS Co., Ltd.		137	37,051	494,621	—
	SK Energy Co., Ltd.		8,505	779	—	—
	SK Gas Co., Ltd.		2,727	4	—	—
	SK Innovation Co., Ltd.		7,639	950	—	—
	SK Shipping Co., Ltd.		3,183	35	—	—
	Ko-one energy service Co., Ltd		5,164	44	—	—
	SK infosec Co., Ltd.		1,185	52,634	15,648	—
	SKC INFRA SERVICE Co., Ltd.		19	46,900	47,163	—
	Others		18,233	28,209	17	—

			75,278	1,536,277	717,125	—

Total		~~W~~	259,249	2,266,988	1,070,246	204

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~87,660 million of dividends received from SK Hynix Inc. which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,597 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	23,104	652,855	235,502	—	—

Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		8,018	21,853	1,573	1,100	3,194

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Gas Co., Ltd.		2,500	4	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	SK infosec Co., Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		13,437	17,626	246	—	—

			66,525	1,432,048	600,937	—	—

Total		~~W~~	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~73,050 million of dividends paid by the associate which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,082 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows:

(In millions of won)		December 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Other	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

Total		~~W~~	29,790	64,619	681,916

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31,2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		813	4,191	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	SK Gas Co., Ltd.		—	1,769	9
	Others		—	2,783	30,209

			—	12,213	391,033

Total		~~W~~	31,247	82,385	571,711

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as of December 31,2016.

(5)	SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.
(6)	As of December 31, 2017, the Group provides with USD 12,240,000 of payment guarantees for the borrowings of the Celcom Planet, the joint ventures of the Group.
(7)	There were additional investments in associates and joint ventures during the year ended December 31, 2017 and 2016 as presented in Note 11.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

36.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~4,144 million as of December 31, 2017.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~300 million as collateral as of December 31, 2017.

(2) Legal claims and litigations

As of December 31, 2017 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2017, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~1,111,614 million as of December 31, 2017, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable- other and long-term accounts receivable - other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

37.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest income	~~W~~	(76,045)	(54,353)
Dividend		(12,416)	(19,161)
Gain on foreign currency translation		(7,110)	(5,085)
Gain on disposal of long-term investment securities		(4,890)	(459,349)
Gain on valuation of derivatives		(223,943)	(4,132)
Gain on sale of accounts receivable - trade		(18,548)	(18,638)
Gain relating to investments in associates and joint ventures, net		(2,245,732)	(544,501)
Gain on disposal of property and equipment and intangible assets		(13,991)	(6,908)
Gain relating to financial assets at fair value through profit or loss		(33)	(25)
Gain related to financial liabilities at fair value through profit or loss		—	(121)
Reversal of impairment loss on available-for-sale financial assets		(9,900)	—
Other income		(1,129)	(2,123)
Interest expenses		299,100	290,454
Loss on foreign currency translation		8,419	3,991
Loss on disposal of long-term investment securities		36,024	2,919
Other finance costs		14,519	5,255
Loss on settlement of derivatives		10,031	3,428
Loss on sale of accounts receivable - trade		9,682	—
Income tax expense		745,654	436,038
Expense related to defined benefit plan		127,696	118,143
Share option		414	—
Depreciation and amortization		3,247,519	3,068,558
Bad debt expense		34,584	37,820
Loss on disposal of property and equipment and intangible assets		60,086	63,797
Impairment loss on property and equipment and intangible assets		54,946	24,506
Loss relating to financial liabilities at fair value through profit or loss		678	4,018
Bad debt for accounts receivable – other		5,793	40,312
Loss on impairment of investment assets		9,003	24,033
Other expenses		46,353	30,685

	~~W~~	2,096,764	3,039,561

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

37.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Accounts receivable - trade	~~W~~	46,144	88,549
Accounts receivable - other		(159,960)	(446,286)
Accrued income		14	445
Advance payments		(1,269)	47,615
Prepaid expenses		(28,362)	(30,311)
Value-Added Tax refundable		(3,080)	(4,587)
Inventories		(17,958)	798
Long-term accounts receivable - other		(137,979)	(147,117)
Guarantee deposits		14,696	4,844
Accounts payable - trade		(26,151)	75,585
Accounts payable - other		134,542	316,464
Advanced receipts		(13,470)	37,429
Withholdings		(13,041)	107,516
Deposits received		(4,916)	(2,153)
Accrued expenses		116,065	173,072
Value-Added Tax payable		7,505	(4,072)
Unearned revenue		(339)	(36,209)
Provisions		(20,488)	20,235
Long-term provisions		(2,449)	4,115
Plan assets		(95,828)	(125,440)
Retirement benefit payment		(60,883)	(55,350)
Others		5,739	(11,378)

	~~W~~	(261,468)	13,764

(3)	Significant non-cash transactions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Increase of accounts payable - other related to acquisition of property and equipment and intangible assets	~~W~~	44,214	1,511,913

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

37.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the year ended December 31, 2017 is as follows:

(In millions of won)
	January 1, 2017		Cash flows		Non-cash transactions			December 31, 2017
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Short-term borrowings	~~W~~	2,614		127,386	—	—	—	130,000
Long-term borrowings		172,906		87,299	(7,898)	—	510	252,817
Debentures		7,194,207		130,558	(245,456)	—	6,878	7,086,187
Long-term payables – other		1,918,024		(305,476)	—	—	28,533	1,641,081
Derivative financial liabilities		87,153		(105,269)	13,281	39,267	5,038	39,470
Derivative financial assets		(214,770)		188	922	(40,235)	682	(253,213)

	~~W~~	9,160,134		(65,314)	(239,151)	(968)	41,641	8,896,342
Other cash flows from financing activities
Payments of cash dividends			~~W~~	(706,091)
Payments of interest on hybrid bond				(16,840)
Cash received from transfer of interests in subsidiaries to non-controlling interests				(38,373)

				(761,304)

Total			~~W~~	(826,618)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Kim, Jinwon
(Signature)
Name:	Kim, Jinwon
Title:	Senior Vice President

Date: March 7, 2018